Form 51-102F3
Material Change Report

Item 1  Name and Address of Company

Cardiol Therapeutics Inc. (the "Company")
2265 Upper Middle Road East

Suite 602
Oakville, Ontario
L6H 0G5

Item 2  Date of Material Change

November 3, 2021.

Item 3  News Release

The news releases were disseminated through Canada Newswire and Newsfile Corp. respectively on November 3, 2021 and November 5, 2021.

Item 4  Summary of Material Change

On November 3, 2021, the Company announced the details and pricing of its public offering (the "Offering"),  announced on November 2, 2021, of 16,350,000 units of the Company (the "Units") at a price to the public of US$3.07 per Unit for gross proceeds of US$50,194,500 before deducting the underwriting discounts and commissions and estimated expenses incurred in connection with the Offering.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

On November 3, 2021, the Company announced the terms of the Offering of 16,350,000 Units of at a price to the public of US$3.07 per Unit for gross proceeds of US$50,194,500 before deducting the underwriting discounts and commissions and estimated expenses incurred in connection with the Offering. Each Unit is comprised of one Class A common share of the Company (each, a "Unit Share") and one half of one Class A common share purchase warrant of the Company (each a "Warrant").  Each Warrant will entitle the holder thereof to purchase one Class A common share of the Company (each, a "Warrant Share") at a price of US$3.75 per Warrant Share, subject to adjustment in certain events, for a period of 36 months following the closing date of the Offering.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commissions (the "SEC") on August 4, 2021, and the Company's existing Canadian short form base shelf prospectus dated August 3, 2021.  A preliminary and final prospectus supplement relating to the Offering was filed with the securities commission in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States.

On November 5, 2021, the Company announced the closing of the Offering resulting in the issuance of 16,350,000 Units for aggregate gross proceeds of US$50,194,500.

The Company intends to use the net proceeds from the Offering to advance the Company's research and clinical development programs, additional product development, and for general corporate purposes.

This report contains "forward-looking information" under applicable securities laws. Such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this report due to known and unknown risks and uncertainties affecting Cardiol, including access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed in the supplement, the accompanying base prospectus and the documents incorporated by reference therein. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events or results or otherwise.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Chris Waddick

Chief Financial Officer

(289) 910-0850

Item 9  Date of Report

November 9, 2021.